UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ Annual	Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2011

☐ Transition	Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to _____________

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Missouri State Bank & Trust Company

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010, together with the report thereon of the Independent Registered Public Accounting Firm dated June 27, 2012. Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	Exhibits:

Exhibit 23 – The consent of Baker Tilly Virchow Krause, LLP.

Missouri State Bank &

Trust Company Retirement

Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2011 and 2010, and

Report of Independent Registered Public Accounting

Firm

Missouri State Bank & Trust Company Retirement Savings Plan

December 31, 2011 and 2010

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010		3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010		4-16

NOTE:	Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Missouri State Bank & Trust Company

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, Marshall & Ilsley Corporation’s Board of Directors adopted a resolution to terminate the Plan, subject to Internal Revenue Service approval. Effective July 5, 2011, all participants became 100% vested in their accounts.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

July 12, 2012

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments — at fair value:
Interest in Master Trusts	$437,642	$523,042
Investments	691,671	1,005,252

Total investments	1,129,313	1,528,294

Receivables:
Notes receivable from participants	10,351	16,925
Accrued income	400	556

Total receivables	10,751	17,481

Total assets	1,140,064	1,545,775

LIABILITIES — Payable for pending trades	165	14

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,139,899	1,545,761

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INVESTMENT IN COMMON COLLECTIVE TRUST RELATED TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(1,764)	(1,581)

NET ASSETS AVAILABLE FOR BENEFITS	$1,138,135	$1,544,180

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Income from interest in Master Trusts	$—	$80,720
Net appreciation in fair value of mutual fund investments	—	113,254
Interest and dividends	11,423	14,527
Interest on notes receivable from participants	409	—

Total additions	11,832	208,501

DEDUCTIONS:
Benefits paid to participants	(388,223)	(174,223)
Net depreciation in fair value of mutual fund investments	(22,822)	—
Loss from interest in Master Trusts	(3,002)	—
Administrative expenses	(3,830)	(6,255)

Total deductions	(417,877)	(180,478)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(406,045)	28,023

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,544,180	1,516,157

End of year	$1,138,135	$1,544,180

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all legacy salaried employees of Missouri State Bank & Trust Company (the “Company”). Marshall & Ilsley Corporation (the “Corporation”) was the sponsor and administrator of the Plan through July 5, 2011. Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, serves as the trustee and recordkeeper of the Plan. Prior to the Company’s merger with the Corporation, described below, the Company served as administrator and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On May 1, 2006, the Company merged with the Corporation, and participants terminated as a direct result of the merger became 100% vested in the Plan. Participants continuing with the Corporation post-merger are subject to the vesting schedule of the Plan as described below. The Plan’s benefits were frozen as of April 30, 2006.

Effective April 1, 2006, each active Company Plan participant was eligible to become a participant in the M&I Retirement Program, a defined contribution plan that is subject to the provisions of ERISA.

On July 6, 2011, the Corporation and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which was approved by the Corporation’s Board of Directors, the Board of Directors of BMO, and the Corporation’s shareholders.

Effective July 6, 2011, BMO Harris Bank N.A. became the successor sponsor and administrator of the Plan. Marshall & Ilsley Trust Company, a part of BMO Financial Group, remains the trustee and recordkeeper of the Plan.

Plan Termination — The Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Per the terms of the merger agreement, the Corporation’s Board of Directors adopted a resolution on July 5, 2011 to terminate the Plan. Effective July 5, 2011, all participants became 100% vested in their accounts. Prior to the final distribution of the assets in the Plan, BMO Harris Bank N.A. is seeking Internal Revenue Service (“IRS”) approval of the termination. BMO Harris Bank N.A. is preparing to file Form 5310 with the IRS seeking advance determination on the qualification status of the Plan, which is expected to take up to 18 months following this filing. Following the receipt of the IRS determination, all remaining Plan participants will receive a distribution of their account balances based on their distribution election, which will be collected at that time. Distributions can be requested in cash, or as a direct rollover to an IRA or other qualified retirement plan. In addition, active employees will be able to roll over their account balance into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

Contributions — Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company also made discretionary matching contributions equal to a percentage of participants’ elective deferral contributions. Participants could also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. However, such contributions were not eligible for matching contributions by the Company.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss). Any related expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Effective July 5, 2011, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. Previously, participants were vested immediately in their contributions, plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company’s contributions was based on continuous service. A participant vested 20% each year upon completing two years of service. A participant was 100% vested after completing six years of service.

Forfeitures — Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

Investment Options — Participants may direct the investment of their contributions into various investment options offered by the Plan.

On October 1, 2009, Fidelity National Information Services, Inc. (“FIS”) acquired Metavante. Shares of Metavante were converted to shares of FIS and the name of the investment option was changed from the Metavante Stock Fund to the FIS Stock Fund.

Up until December 31, 2010, participants invested in the FIS Stock Fund were able to diversify their investment out of the fund, but not able to direct new contributions into it. Beginning December 15, 2010, the Plan began to sell shares of the FIS Stock Fund and, as of December 31, 2010, the FIS Stock Fund was no longer offered in the Plan. Proceeds from the sale of the FIS Stock Fund initiated by the Plan were reinvested as per the participants’ specific instructions, if provided. Participants who did not provide specific instructions for the reinvestment of proceeds resulting from an FIS Stock Fund sale initiated by the Plan had their proceeds reinvested in their investment election for future contributions in effect at the time.

Notes Receivable from Participants — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts in an amount ranging from $1,000 to $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest were paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. Effective July 1, 2010, the Plan re-offered participants the opportunity to take a loan from their retirement account balances in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance). The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rate was based on prevailing market conditions at the time the loans were made and are fixed over the life of the note.

Payment of Benefits — Participants in the Plan or their beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual vested account. Participants who are 59 1/2 or older may take in-service pre-tax withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation — All investments are stated at fair value, except the M&I Stable Principal Fund (the “Stable Principal Fund”), whose investments include synthetic and traditional guaranteed investment contracts (“GICs”) which meet the definition of “fully benefit-responsive investment contracts”. An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•

The investment contract is affected directly between the fund and the issuer and prohibits the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•

Either (1) the repayment of principal and interest credited to participants in the fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions.

•

An event that limits the ability of the fund to transact at contract value with the issuer and that also limits the ability of the fund to transact at contract value with the participants in the fund must be probable of not occurring.

•	The fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals. Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Notes Receivable from Participants — Notes receivable from participants are stated at their unpaid principal balance plus any accrued and unpaid interest. Notes receivable from participants were $10,351 and $16,925 as of December 31, 2011 and 2010, respectively, with an interest rate of 3.25%.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by the Corporation. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2011 and 2010.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2011 and 2010.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective trust that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures,” which requires new disclosures and provides clarification of existing disclosures about fair value measurements. More specifically, this update requires: (a) an entity to disclose separately the amounts of significant transfers in and out of levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using level 2 and Level 3 inputs.

The update was effective for 2011, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of level 3 fair value measurements. Those disclosure requirements will be effective for 2012. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement,” which aligns disclosures related to fair value between accounting principles generally accepted in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards. The standards update includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This update will be effective for the Plan in 2012. The Plan is evaluating the impact that the application of this update will have on its financial statements.

Reclassifications — Certain reclassifications have been made to the 2010 financial statements to conform to classifications used in 2011.

Subsequent Events — M&I has evaluated subsequent events through July 12, 2012, the date that the accompanying financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments:

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding. The fair values of the Interest in Master Trusts are classified within level 2 of the valuation hierarchy as master trust funds (see Note 5).

Mutual Funds — Mutual funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Stable Value Fund — The Stable Principal Fund is primarily invested in traditional and synthetic GICs, a money market fund and, prior to March 25, 2010, interests in a securities lending collateral fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GICs are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008 with the Trustee and one as of November 30, 2008 with the Corporation. The CSAs were subject to renewals at each quarter-end. As of March 31, 2009, the CSA with the Trustee was terminated and replaced with a single CSA with the Corporation. The CSAs were provided due to volatility in the fixed income securities markets, which the Trustee believed was primarily liquidity-driven. The CSAs required the contribution of capital to the Stable Principal Fund, up to established limits, if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from valuing certain assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The fair value of the CSAs to the Stable Principal Fund was generally the intrinsic value of the guarantee.

On March 3, 2010, the trustee of the Stable Principal Fund requested from the Corporation payment of a capital contribution in exchange for terminating the CSA between the Stable Principal Fund and the Corporation. The Corporation agreed to satisfy its capital contribution obligations under the CSA and made payments equal to the difference between the cost and fair value of certain investments to maintain a stable net asset value of $1.00 per unit. The CSA was terminated in its entirety on March 25, 2010.

The fair value of the stable value fund is classified within level 2 of the fair valuation hierarchy.

The Interest in Master Trusts, mutual funds, and stable value fund are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2011 and 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

2011

Interest in Master Trusts	$—	$437,642	$—	$437,642
Mutual Funds:
Large Cap	273,858	—	—	273,858
Mid Cap	99,370	—	—	99,370
Small Cap	91,582	—	—	91,582
Fixed Income	85,598	—	—	85,598
International	58,879	—	—	58,879
Stable Value Fund	—	82,384	—	82,384

TOTAL	$609,287	$520,026	$—	$1,129,313

2010

Interest in Master Trusts	$—	$523,042	$—	$523,042
Mutual Funds:
Large Cap	414,186	—	—	414,186
Small Cap	127,830	—	—	127,830
Mid Cap	127,624	—	—	127,624
Fixed Income	124,630	—	—	124,630
International	89,084	—	—	89,084
Stable Value Fund	—	121,898	—	121,898

TOTAL	$883,354	$644,940	$—	$1,528,294

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits either as of December 31, 2011 or as of December 31, 2010 are as follows:

	2011	2010
M&I Master Trust — Growth Balanced Fund*	$273,899	$275,328
M&I Master Trust — Moderate Balanced Fund*	98,357	106,098
Vanguard Institutional Index Fund	86,715	140,497
BMO Short-Intermediate Bond Fund*	72,853	76,344
BMO Large-Cap Growth Fund*	69,750	81,444
Davis New York Venture Fund	61,207	68,376
BMO Mid-Cap Growth Fund*	57,130	64,036
BMO Employee Benefit Stable Principal Fund*	82,384	121,898

*Represents	party-in-interest

During the years ended December 31, 2011 and 2010, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2011	2010
Net (depreciation) appreciation in fair value of mutual fund investments	$(22,822)	$113,254

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401(k) Plan and the M&I Retirement Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2011 and 2010 are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — mutual funds	$67,739,654	$76,861,255

Net assets of the M&I Master Trust — Aggressive Stock Fund	$67,739,654	$76,861,255

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$39,501	$73,702

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.06%	0.10%

Dividend and interest income	$766,595	$663,989
Net (depreciation) appreciation in the fair value of investments — mutual funds	(5,390,680)	12,296,496

Total M&I Master Trust — Aggressive Stock Fund (loss) income	$(4,624,085)	$12,960,485

M&I Master Trust — Growth Balanced Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — mutual funds	$103,737,232	$105,656,883

Net assets of the M&I Master Trust — Growth Balanced Fund	$103,737,232	$105,656,883

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$273,899	$275,328

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.26%	0.26%

Dividend and interest income	$2,401,299	$1,977,809
Net (depreciation) appreciation in the fair value of investments — mutual funds	(3,406,494)	11,238,412

Total M&I Master Trust — Growth Balanced Fund (loss) income	$(1,005,195)	$13,216,221

M&I Master Trust — Aggressive Balanced Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — mutual funds	$22,924,013	$24,206,561

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$22,924,013	$24,206,561

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$5,863	$5,993

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.03%	0.02%

Dividend and interest income	$384,944	$303,819
Net (depreciation) appreciation in the fair value of investments — mutual funds	(1,087,896)	2,728,411

Total M&I Master Trust — Aggressive Balanced Fund (loss) income	$(702,952)	$3,032,230

M&I Master Trust — Moderate Balanced Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — mutual funds	$26,789,794	$21,464,509

Net assets of the M&I Master Trust — Moderate Balanced Fund	$26,789,794	$21,464,509

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$98,357	$106,098

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	0.37%	0.49%

Dividend and interest income	$697,941	$462,539
Net (depreciation) appreciation in the fair value of investments — mutual funds	(437,367)	1,799,235

Total M&I Master Trust — Moderate Balanced Fund income	$260,574	$2,261,774

M&I Master Trust — Diversified Stock Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,653,677	$29,688,576

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,653,677	$29,688,576

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$3,530	$40,703

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.01%	0.14%

Dividend and interest income	$318,265	$291,530
Net (depreciation) appreciation in the fair value of investments — mutual funds	(1,373,915)	3,967,531

Total M&I Master Trust — Diversified Stock Fund (loss) income	$(1,055,650)	$4,259,061

M&I Master Trust — BMO Stock Fund

	2011	2010
Investments — whose fair value is determined based on quoted market prices — common stock	$60,854,499	$66,044,682

Net assets of the M&I Master Trust — BMO Stock Fund	$60,854,499	$66,044,682

Plan’s interest in net assets of the M&I Master Trust — BMO Stock Fund	$16,492	$21,217

Plan’s interest in M&I Master Trust — BMO Stock Fund as a percentage of the total	0.03%	0.03%

Dividend and interest income	$1,717,193	$362,191
Net appreciation in the fair value of investments — common stock	673,115	15,609,714

Total M&I Master Trust — BMO Stock Fund income	$2,390,308	$15,971,905

M&I Master Trust — FIS Stock Fund

	2011	2010
Net assets of the M&I Master Trust — FIS Stock Fund	$—	$—

Dividend and interest income	$—	$316,148
Net appreciation in the fair value of investments — common stock	—	5,670,702

Total M&I Master Trust — FIS Stock Fund income	$—	$5,986,850

At December 31, 2011, the M&I Master Trust — BMO Stock Fund (formerly the M&I Stock Fund) held 1,089,856 shares of BMO common stock, with a cost basis of $82,552,122. At December 31, 2010, the M&I Master Trust — M&I Stock Fund held 9,257,438 shares of common stock of M&I, the sponsoring employer at that time, with a cost basis of $90,160,585. During the year ended December 31, 2011, the M&I Master Trust — BMO Stock Fund recorded dividend income of $1,532,831 from BMO and $182,968 from M&I. During the year ended December 31, 2010, the M&I Master Trust — M&I Stock Fund recorded dividend income of $360,176 from M&I.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the IRS. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective trust, and Master Trusts managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also Note 3).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets as reported on line 1(l) of the 2011 and 2010 Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$1,138,135	$1,544,180
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract	1,764	1,581

Net assets available for benefits per the Form 5500	$1,139,899	$1,545,761

The following is a reconciliation of the total additions to plan assets reported in the financial statements to the total income as reported on line 2(k) of Form 5500, Schedule H, Part II for 2011 and 2010:

	2011	2010
Net (decrease) increase in net assets available for benefits per the financial statements	$(406,045)	$28,023
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract:
Current year	1,764	1,581
Prior year	(1,581)	1,120

Net (loss) income per the Form 5500	$(405,862)	$30,724

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

Date: July 12, 2012	By:	/s/ Mary P. Wessel
Mary P. Wessel
Vice President Benefits
BMO Harris Bank N.A.,
its administrator